

December 17, 2012

Via Email

Mr. Prokopios (Akis) Tsirigakis
Chairman of the Board, Co-CEO, and President
Nautilus Marine Acquisition Corporation
c/o Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, New York 10017

> **Re: Nautilus Marine Acquisition Corporation**
> **Schedule TO-I**
> **Filed December 7, 2012**
> **File No. 005-86344**

Dear Mr. Tsirigakis:

We have reviewed your Offer to Purchase, and have the following comments. Some comments ask for more information to be provided so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment is applicable to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. We also anticipate issuing additional comments following our further review of the related proposed business combination transaction given the inclusion of substantially the same financial and other information that would otherwise be required under Regulation 14A of the Securities Exchange Act of 1934.

Schedule TO-I

Cover Page

1. The cover page indicates that Nautilus "may exercise [its] right to amend the Offer (the 2% Amendment) to purchase up to an additional 2% of [its] outstanding shares without extending the Expiration Date…" Please advise us, with a view toward revised disclosure, the basis upon which Nautilus has determined an amendment to the Schedule TO is required notwithstanding its apparent conclusion that the amendment is immaterial.

Prokopios (Akis) Tsirigakis
c/o Ellenoff Grossman & Schole LLP
December 17, 2012
P a g e | **2**

2. We note that "Nautilus may consummate an acquisition without shareholder approval…," but the existing disclosure only references its Articles of Incorporation and the applicable Business Corporations Act in support of its conclusion. Given that Nautilus has a class of Common Stock registered under Exchange Act Section 12(b), please advise us whether any regulatory provisions which govern the listing of Nautilus common shares on the Nasdaq Capital Market require shareholder approval the contemplated acquisition.

    Summary Term Sheet and Questions and Answers

3. Nautilus indicates that it may buy 88% of its public Common Shares through this Offer. In addition, Nautilus discloses that "[t]here can be no assurance concerning [its] ability to meet Nasdaq's continued qualification standards in the future." Please advise us, with a view toward revised disclosure, the basis upon which Nautilus concluded that Rule 13e-3 was inapplicable to this transaction.

4. Nautilus represents that "it is impossible for more than 4,257,300 Common Shares to be validly tendered in this Offer." Nautilus also accounts for the possible "event that more than 4,137,300 Common Shares [could be] validly tendered…" Please revise to clarify these potentially inconsistent statements and account for a breach of the "lock-up" agreement or the exercise of outstanding warrants.

5. Nautilus explains that its Board of Directors unanimously recommends that shareholders do not accept the Offer and refrain from tendering "because [its] business objective is to consummate the Acquisition of Assetplus." Other disclosure indicates, however, that Nautilus "will consummate the initial Business Transaction only if holders of no more than approximately 88% of its public shares elect to redeem their shares…" Please advise us, with a view toward revised disclosure, why the Nautilus Board therefore decided to recommend against the Offer for the reason cited herein when the number of security holders who tender appears irrelevant given the earlier-cited 88% limit.

    Tender Offer, page 59

6. Please advise us of the purpose of the language expressed parenthetically that reads "each, as modified, waived or otherwise agreed to with the SEC." For example, it is unclear how the Securities and Exchange Commission could "modify" the regulatory provisions referenced in this section or "agree" to their operation and application.

    Withdrawal Rights, page 77

7. By indicating without qualification that all determinations made by Nautilus will be "final and binding," the disclosure improperly suggests that security holders may not privately pursue a legal claim challenging its determinations. Revise to make clear that the issuer's determinations may be challenged in a court of competent jurisdiction.

Prokopios (Akis) Tsirigakis
c/o Ellenoff Grossman & Schole LLP
December 17, 2012
P a g e | **3**

Conditions of the Offer

8. The opening paragraph to this section does not make expressly clear that conditions to the offer must be asserted or waived by the "then-scheduled Expiration Date (as it may be extended)." In addition, the conditions are later characterized as being eligible to be waived by Nautilus "at any time from time to time." While we recognize subsequent disclosure indicates that the conditions "will be deemed an ongoing right that may be asserted at any time prior to the Expiration Date," even that representation adds "and from time to time." Please revise this section to remove any implication that the conditions to the Offer may be asserted or waived following the Expiration Date.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 136

9. Notwithstanding the disclosure under Item 10 of Schedule TO, Nautilus does not seem to provide information regarding the transaction's effect on the Nautilus's ratio of earnings to fixed charges as required by Item 1010(b)(2) of Regulation M-A. If this information is considered immaterial, please advise us of the basis for this view. Otherwise, please revise to include this information or explain why it appears to have been omitted.

10. Assetplus information has been provided as of September 30, 2012, but information regarding Assetplus's financial performance for the period ended December 31, 2012 will be known at the time the Offer is scheduled to expire. Given that information regarding the financial performance of Nautilus for the fiscal year ended October 31, 2012 also will be known, please advise us what plans, if any, exist to supplement the disclosures required by Item 10 of SC TO and corresponding Item 1010(a) and (b) of Regulation M-A with preliminary financial information under a "recent developments" or other section.

Exhibit (a)(5)(B) – Business Transaction Overview

11. We noticed the cautionary statement that certain financial information "may be deemed to be non-GAAP financial measures within the meaning of Regulation G…" Advise us, with a view toward revised disclosure, whether compliance with Regulation G or Item 10 of Regulation S-K is required for any of the financial presentations in this exhibit. Refer to Rule 100(c) of Regulation G and the Note to Item 10(e) of Regulation S-K.

Prokopios (Akis) Tsirigakis
c/o Ellenoff Grossman & Schole LLP
December 17, 2012
P a g e | **4**

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the issuer is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of its disclosures.

In responding to our comments, please provide a written statement from the issuer acknowledging that:

· the issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551- 3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:

Barry I Grossman, Esq.
Lawrence A. Rosenbloom, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, New York 10017